UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13270

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOTEK INDUSTRIES, INC. 401(k) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

FLOTEK INDUSTRIES, INC.

(Name of Issuer of the Securities Held Pursuant to the Plan)

7030 Empire Central Drive

Houston, Texas 77040

FLOTEK INDUSTRIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

C O N T E N T S

All Other schedules required by Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Flotek Industries, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in the net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 29, 2007

FLOTEK INDUSTRIES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

INVESTMENTS, at fair value
Money market funds	$29,496	$12,905
Common stock	68,758	—
Mutual funds	847,742	547,456
Participant loans	11,804	16,892

TOTAL INVESTMENTS	957,800	577,253

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$957,800	$577,253

See notes to financial statements.

FLOTEK INDUSTRIES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest on participant loans	$819
Interest and dividends	964
Net appreciation in fair value of investments	114,298

TOTAL INVESTMENT INCOME	116,081

CONTRIBUTIONS
Employer	15,776
Participants	247,555
Rollovers	14,532

TOTAL CONTRIBUTIONS	277,863

TOTAL ADDITIONS TO NET ASSETS	393,944

DEDUCTIONS FROM NET ASSETS
Benefit payments	1,592
Corrective distributions	11,805
Administrative fees	—

TOTAL DEDUCTIONS FROM NET ASSETS	13,397

NET INCREASE	380,547

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	577,253

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$957,800

See notes to financial statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF PLAN

The following brief description of the Flotek Industries Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. Employees are eligible to become a participant in the Plan upon satisfying the age and the service requirements. The employee must attain the age of 18 and complete 6 months of service with the Company.

Contributions

A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and is subject to the limits imposed by the Internal Revenue Code. Contributions can be made on a pre-tax (before federal and state taxes are withheld) basis through payroll deductions. The participant is always fully vested in his or her contributions. The Company permits compensation deferrals of 1% to 20% in increments of 1% each plan year.

Effective September 1, 2006, the Company makes a matching contribution to the Plan in an amount equal to 25% of each participant’s salary reduction contribution not to exceed 3%. The Company’s matching contributions are made in the same ratio as the participants elective deferrals.

Vesting

Participants are vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after six years of service (20% per year after two years of service). Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

Investment Elections

The Plan also allows the participants to (i) change the percentage of pay withheld through payroll deduction by completing and signing a revised Salary Reduction Agreement and returning it to the Company at least 30 days before the change will take effect or lesser number of days if the Company permits, (ii) change investment fund options for future contributions at any time, directly by telephone with Bisys Retirement Services Inc. (“Bisys”), the investment custodian, or via the internet and (iii) discontinue participation in the Plan as of the first day of the plan year or the first day of the seventh month of the plan year. Re-enrollment must occur the first day of the plan year or the first day of the seventh month.

Withdrawals during Employment

A participant is eligible to make certain withdrawals while employed. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include 10 percent early distribution tax if made before age 59-1/2 under current tax laws (unless certain exceptions apply).

Participant Loans

A participant can borrow up to 50 percent of his or her vested account balance while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the participant’s vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff is permitted. The loan interest rate is the prime rate printed in the Wall Street Journal at the time of the loan. Loans are limited to members who are active employees.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payments of Benefits

A participant can withdraw the total vested amount in the participant’s account as a result of either (i) termination of employment, (ii) retirement at age 65 or (iii) permanent and total disability or death. The full value of the participant’s account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled, unless an election is made by the participant to rollover the funds as allowed by the Internal Revenue Code. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. If the value of the participant’s account is less than $5,000, the beneficiary will receive a lump sum payment of the entire amount. If the value of the participant’s account is greater than $5,000, the beneficiary will receive a payout(s) in a form other than a life annuity.

Disposition of Forfeitures by Participants

A forfeiture of unvested benefits shall be accounted for in the following manner. Forfeitures will be allocated to each participant’s individual account in the ratio which each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year.

Forfeitures for the Plan for the year ended December 31, 2006 were not significant to the Plan.

Rollover Contributions

Generally, if a participant received a qualified total distribution as defined in the Internal Revenue Code of 1986 as amended, the participant can deposit or rollover those funds into the Plan.

Participant Accounts

Each participant’s account is credited with the employee’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined by the Plan.

Plan Trustee

Frontier Trust Company (“Frontier”) was appointed trustee and investment custodian of the Plan by a contract dated June 1, 2002. Under the contract Frontier has named Bisys as plan record keeper. Under the agreement, Frontier shall hold all property received, manage the Plan and invest and reinvest Plan assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments: Investments are recorded at fair market value based on externally quoted and reported market prices.

Net Appreciation/(Depreciation) in Fair Market Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair market value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Administrative Expenses: Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE C – INVESTMENTS

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more in any of the Plan’s net assets available for benefits in either plan year are shown separately:

	December 31,
	2006		2005
	Value	Shares	Value	Shares
Investments at estimated fair value:
Collective trust funds:
BlackRock Eurofund	$90,059	4,863	$56,680	3,610
BlackRock Global Allocation Fund	155,498	8,746	110,027	6,640
BlackRock Value Opportunities Fund	172,258	8,016	35,281	1,527
BlackRock Large Cap Value Fund	261,290	14,532	—	—
BlackRock Aurora Portfolio	—	—	97,795	3,198
BlackRock Basic Value Fund	—	—	69,615	2,291
Van Kampen Comstock Fund	—	—	91,179	5,120

Investments at fair value as determined by quoted market price:
Flotek Industries Inc. Common Stock	68,758	2,451	—	—

Total investments exceeding 5%	747,863		460,577
Other	209,937		116,676

TOTAL INVESTMENTS	$957,800		$577,253

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$22,133
Mutual funds	92,165

TOTAL NET APPRECIATION	$114,298

NOTE D – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan terminations, participants will become 100% vested in their accounts and all assets remaining in the Plan will be paid to the participants and their beneficiaries in accordance with the Plan provisions.

If the Plan terminates, benefits are not insured by the Pension Benefit Guaranty Corporation (“PBGC”). Under the law, PBGC insurance does not cover the type of plan called defined contribution plans. This Plan is a defined contribution plan and, therefore, is not covered.

FLOTEK INDUSTRIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E – INCOME TAX STATUS

The Employer adopted the trustee’s Prototype Standardized Profit Sharing Plan with CODA in which the trustee received a letter dated November 27, 2001 from the Internal Revenue Service informing the trustee that the form of the plan and amendment thereto is acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F – PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in various mutual funds and other funds offered by the Trustee. These investments are considered party-in-interest transactions because Frontier Trust Company serves as trustee of the Plan. The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

EIN: 90-0023731

Plan number: 001

FLOTEK INDUSTRIES INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Mutual Funds
*	Frontier Trust Company	BlackRock Fundamental Growth Fund	N/A	$30,469
*	Frontier Trust Company	BlackRock Small Cap Growth Fund	N/A	28,104
*	Frontier Trust Company	BlackRock Eurofund	N/A	90,059
*	Frontier Trust Company	BlackRock Global Allocation Fund	N/A	155,498
*	Frontier Trust Company	BlackRock Bond Fund	N/A	22,937
*	Frontier Trust Company	BlackRock Value Opportunities Fund	N/A	172,258
*	Frontier Trust Company	BlackRock Large Cap Core Fund	N/A	29,714
*	Frontier Trust Company	Goldman Sachs Mid Cap Value Fund	N/A	3,369
*	Frontier Trust Company	AIM Advisor Real Estate Fund	N/A	4,332
*	Frontier Trust Company	AllianceBerstein International Growth Fund	N/A	5,279
*	Frontier Trust Company	Oppenheimer Developing Markets Fund	N/A	12,134
*	Frontier Trust Company	MFS Utilities Fund	N/A	7,531
*	Frontier Trust Company	BlackRock Large Cap Value Fund	N/A	261,290
*	Frontier Trust Company	BlackRock Natural Resources Fund	N/A	11,848
*	Frontier Trust Company	BlackRock Government Income Portfolio	N/A	12,920

		Total mutual funds		847,742

Money Market Funds
*	Frontier Trust Company	Merrill Lynch Ready Asset Trust	N/A	29,496

		Total money market funds		29,496

Common Stock
*	Frontier Trust Company	Flotek Industries, Inc. Common Stock	N/A	68,758

		Total common stock		68,758

Loans
*	Participant loans	Participant loans with 6 participants reflecting rates from 5.50% to 6.00% and various maturity dates	$—	11,804

		Total loans		11,804

		Total investments		$957,800

*	Represents identification of known party-in-interest in the Plan.
N/A	This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See report of independent registered public accounting firm.

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries Inc. 401(k) Plan
(Name of Plan)

Date: June 29, 2007	By:	/s/Rosalie Melia
Rosalie Melia
Corporate Secretary Plan Administrator